Exhibit 99.(a)(5)(H)

STATE OF MINNESOTA	DISTRICT COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

Case Type:  Class Action

File No.

PAUL PARSHALL, Individually and
On Behalf of All Others Similarly Situated,

Plaintiffs,

vs.	CLASS ACTION

ARCTIC CAT INC., CHRISTOPHER T. METZ, KENNETH J. ROERING, JOSEPH F. PUISHYS, KIM A. BRINK, TONY J. CHRISTIANSON, ANDREW S. DUFF, SUSAN E. LESTER, TEXTRON INC., and ACES ACQUISITION CORP.,

Defendants.

CLASS ACTION COMPLAINT

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                      This action stems from a proposed transaction announced on January 25, 2017 (the “Proposed Transaction”), pursuant to which Arctic Cat Inc. (“Arctic Cat” or the “Company”) will be acquired by Textron Inc. (“Parent”) and Aces Acquisition Corp. (“Merger Sub,” and together with Parent, “Textron”).

2.                                      On January 24, 2017, Arctic Cat’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger

Agreement”). Pursuant to the terms of the Merger Agreement, shareholders of Arctic Cat will receive only $18.50 per share in cash.

3.                                      The Proposed Transaction is the product of a flawed process and deprives Arctic Cat’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Arctic Cat and Textron aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4.                                      Compounding the unfairness of the Proposed Transaction, defendants issued materially incomplete disclosures in the Solicitation/Recommendation Statement (the “Solicitation Statement”) filed with the United States Securities and Exchange Commission (“SEC”) on February 2, 2017. The Solicitation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

5.                                      Accordingly, plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

6.                                      Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Arctic Cat common stock.

7.                                      Defendant Arctic Cat is a Minnesota corporation and maintains its principal executive office at 500 North 3rd Street, Minneapolis, Minnesota 55401. Arctic Cat’s common stock is traded on the NasdaqGS under the ticker symbol “ACAT.”

8.                                      Defendant Christopher T. Metz (“Metz”) has served as President and Chief

Executive Officer (“CEO”) of Arctic Cat since December 2014 and as a director since 2014.

9.                                      Defendant Kenneth J. Roering (“Roering”) has served as a director of Arctic Cat since 1996 and is Chairman of the Board.

10.                               Defendant Joseph F. Puishys (“Puishys”) has served as a director of Arctic Cat since 2012.

11.                               Defendant Kim A. Brink (“Brink”) has served as a director of Arctic Cat since 2015.

12.                               Defendant Tony J. Christianson (“Christianson”) has served as a director of Arctic Cat since 2009.

13.                               Defendant Andrew S. Duff (“Duff’) has served as a director of Arctic Cat since 2015.

14.                               Defendant Susan E. Lester (“Lester”) has served as a director of Arctic Cat since 2004.

15.                               The defendants identified in paragraphs 8 through 14 are collectively referred to herein as the “Individual Defendants.”

16.                               Defendant Parent is a Delaware corporation and a party to the Merger Agreement.

17.                               Defendant Merger Sub is a Minnesota corporation and a party to the Merger Agreement.

CLASS ACTION ALLEGATIONS

18.                               Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of Arctic Cat (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

19.                               This action is properly maintainable as a class action.

20.                               The Class is so numerous that joinder of all members is impracticable. As of January 31, 2017, there were approximately 13,061,142 shares of Arctic Cat common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

21.                               Questions of law and fact are common to the Class, including, among others: (i) whether defendants breached their fiduciary duties; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

22.                               Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

23.                               The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

24.                               Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

25.                               The Arctic Cat brand is among the most widely recognized and respected in the recreational vehicle industry.

26.                               The Company designs, engineers, manufactures, and markets all-terrain vehicles (ATVs), side-by-sides, and snowmobiles, in addition to related parts, garments, and accessories under the Arctic Cat® and Motorfist® brand names.

27.                               The Company markets its products through a network of independent dealers located throughout the United States and Canada, and through distributors representing dealers in Europe, the Middle East, Asia and other international markets.

28.                               In May 2016, Scott Donnelly (“Donnelly”), Textron’s CEO, contacted Individual Defendant Metz to convey Textron’s interest in acquiring Arctic Cat. Donnelly and Metz held another call in early June 2016.

29.                               On August 16, 2016, Donnelly informed Metz that Textron would be submitting an indication of interest to acquire Arctic Cat for $20.00 per share. Donnelly and Metz subsequently met regarding the potential transaction on August 30.

30.                               On October 6, 2016, the Company and Textron entered into a confidentiality agreement containing a standstill provision and Textron subsequently engaged in due diligence.

31.                               On October 11, 2016, Company management met with Textron senior management to discuss the potential transaction and Arctic Cat’s financial projections.

32.                               On December 23, 2016, Textron delivered a revised indication of interest to acquire the Company for $21.00 per share.

33.                               Then in mid-January 2017, Textron lowed its offer to only $18.50 per share.

34.                               Nevertheless, on January 23, 2017, the Board approved the Proposed Transaction, and the parties executed the Merger Agreement the following day.

The Preclusive Merger Agreement

35.                               On January 24, 2017, the Board caused the Company to enter into the Merger Agreement, pursuant to which Arctic Cat will be acquired for inadequate consideration.

36.                               To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Textron and are calculated to unreasonably dissuade potential suitors from making competing offers.

37.                               For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “no solicitation” provision in the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Sections 6.03(a) and (b) of the Merger Agreement state:

(a) The Company shall, and shall cause the Company Subsidiaries to, and shall instruct (and use its reasonable best efforts to cause) the Company Representatives to, immediately cease and cause to be terminated any solicitation, discussions or negotiations with any person that may be ongoing with respect to an Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to an Acquisition Proposal, and shall request the prompt return or destruction of all non-public confidential information previously furnished to any person in connection therewith and immediately terminate all physical and electronic data room access previously granted to any such person, its Subsidiaries or Representatives.

(b) Except as permitted by this Section 6.03, during the period between the Agreement Date and the earlier of the Acceptance Time and the termination of this Agreement in accordance with its terms, the Company agrees that it shall not, and shall cause each Company Subsidiary not to, and shall instruct (and use its reasonable best efforts to cause) the Company Representatives not to, directly or indirectly, (i) solicit or initiate any inquiries or the implementation or submission of any Acquisition Proposal, or any proposals or offers that would be reasonably expected to lead to an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any non-public and confidential information in connection with, or for the purpose of facilitating, any inquiries, proposals or offers that constitute, or could be reasonably expected to lead to, an Acquisition Proposal except to notify such person of the existence of this Section 6.03(b), (iii) otherwise facilitate any effort or attempt to make an Acquisition Proposal, or any inquiries, proposals or offers that could reasonably be expected to lead to an Acquisition Proposal, or (iv) execute or enter into any Acquisition Agreement; provided, however, that, notwithstanding the foregoing, the Company may respond to unsolicited inbound inquiries (orally or in writing) from third parties that communicate an interest in pursuing an Acquisition Proposal; provided further that, prior to the Acceptance Time, nothing contained in this Section 6.03 shall prevent the Company or the Company Board from furnishing information to, or engaging in negotiations or discussions with, any person that makes an unsolicited bona fide Acquisition Proposal, which Acquisition Proposal did not result in any material respect from a breach (or deemed breach) of this Section 6.03, if, and only if, prior to taking such action (A) the Company Board (1) determines in good faith (after consultation with its financial advisors and outside legal counsel) that such Acquisition Proposal is, or could reasonably be expected to result in, a Superior Proposal and (2) determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law, (B) the Company provides written notice to Parent of the determination referenced in clause (A) and (C) the Company receives from such person an executed Acceptable Confidentiality Agreement. The Company shall deliver to Parent a copy of any executed Acceptable Confidentiality Agreement promptly following its execution.

38.                               Further, the Company must promptly advise Textron of any proposals or inquiries received from other parties. Section 6.03(c) of the Merger Agreement states:

(c) The Company shall promptly (and in any event within 48 hours) (i) provide Parent written notice of (A) the receipt of any Acquisition Proposal or (B) any inquiries, proposals or offers received by, or any discussions or negotiations sought to be initiated or continued with, the Company, any Company Subsidiary or any Company Representatives concerning an Acquisition Proposal, (ii) disclose to Parent the material terms of any such Acquisition Proposal or any such inquiry, offer, proposal or request, including the identity of the person making any such Acquisition Proposal or any such inquiry, offer, proposal or request, and (iii) provide Parent with copies of all written information concerning the Company or any Company Subsidiary provided or made available by the Company, any Company Subsidiary or any Company Representative to such person to the extent not previously provided or made available to Parent. The Company shall promptly (and in any event within 48 hours) (x) respond to requests by Parent for information regarding the status and details of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal and (y) disclose to Parent any material development or material amendment of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal. The Company shall promptly, and in any event within 24 hours, following a determination by the Company Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

39.                               Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Textron a “matching right” with respect to any “Superior Proposal” made to the Company. Section 6.03(e) of the Merger Agreement provides, in relevant part:

(e) Notwithstanding anything in this Agreement to the contrary, prior to the Acceptance Time, the Company Board may effect an Adverse Recommendation Change, if (i) the Company receives an unsolicited, written Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) is a Superior Proposal and determines in good faith (after consultation with its outside legal counsel) that its failure to take such actions would be inconsistent with its fiduciary duties under applicable Law or (ii) an Intervening Event occurs and as a result thereof the Company Board determines in good faith (after consultation with its outside legal counsel) that the failure to effect an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law; provided that:

(i) prior to effecting such an Adverse Recommendation Change with respect to a Superior Proposal, (A) the Company has notified Parent in writing that it intends to effect an Adverse Recommendation Change, (B) the Company has provided Parent a copy of all proposed definitive agreements (including all financing documents, if applicable) with respect to such Superior Proposal, (C) if requested to do so by Parent, for a period of four (4) calendar days following delivery of such notice, the Company shall have discussed and negotiated in good faith, and shall have made the Company Representatives available to discuss and negotiate in good faith, with Parent and its Representatives, any bona fide proposed modifications to the terms and conditions of this Agreement and (D) no earlier than the end of such four (4) calendar day period, the Company Board (after consultation with its outside legal counsel and financial advisor) shall have determined in good faith, after considering the terms of any proposed amendment or modification to this Agreement proposed by Parent during such four (4) calendar day period, that such Superior Proposal still constitutes a Superior Proposal and that the failure to make an Adverse Recommendation Change in connection therewith would be inconsistent with its fiduciary duties under applicable Law (it being understood and agreed that any change to the financial or other material terms of a proposal that was previously the subject of a notice hereunder shall require a new notice to Parent as provided above and require the Company to again comply with the requirements of this Section 6.03(e)(i)) with respect to any such new notice, but with respect to any such subsequent notices references herein to a “four (4) calendar day period” shall be deemed references to a “two (2) calendar day period”)[.]

40.                               Further locking up control of the Company in favor of Textron, the Merger Agreement provides for a “termination fee” of $7.4 million, payable by the Company to Textron if the Individual Defendants cause the Company to terminate the Merger Agreement.

41.                               By agreeing to all of the deal protection devices, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

Inadequate Merger Consideration and Interests of the Company’s Officers and Directors

42.                               The consideration to be paid to plaintiff and the Class in the Proposed Transaction is inadequate.

43.                               Among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction.

44.                               Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

45.                               Meanwhile, certain of the Company’s officers and directors stand to receive substantial benefits as a result of the Proposed Transaction.

46.                               For example, Individual Defendant Metz stands to receive $6,552,280 as a result of the Proposed Transaction, and three of the Company’s other executive officers stand to receive $4,876,204.

The Solicitation Statement Omits Material Information

47.                               Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. As set forth below, the Solicitation Statement omits material information with respect to the Proposed Transaction.

48.                               First, the Solicitation Statement omits material information regarding Arctic Cat’s financial projections and the financial analyses performed by the Company’s financial advisor, Robert W. Baird & Co. Incorporated (“Baird”), in support of its so-called fairness opinion.

49.                               For example, with respect to Arctic Cat’s financial projections, the Solicitation Statement fails to disclose: (i) depreciation and amortization; (ii) taxes; (iii) capital expenditures; (iv) changes in net working capital; (v) operating income; (vi) Arctic Cat’s unlevered free cash flow for 2017; and (vii) a reconciliation of all non-GAAP to GAAP metrics.

50.                               With respect to Baird’s Discounted Cash Flow Analysis, the Solicitation Statement fails to disclose: (i) Baird’s basis for selecting perpetual growth rates ranging from 2% to 4%; (ii) Arctic Cat’s terminal values; (iii) the inputs and assumptions used to calculate the discount rate range of 15% to 17%; and (iv) Baird’s basis for using Arctic Cat’s unlevered free cash flows for years 2018 through 2022.

51.                               With respect to Baird’s Selected Publicly Traded Company Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the companies observed by Baird in the analysis.

52.                               With respect to Baird’s Selected Transactions Analysis, the Solicitation Statement fails to disclose the individual multiples and financial metrics for the transactions observed by Baird in the analysis.

53.                               Second, the Solicitation Statement omits material information regarding potential conflicts of interest of the Company’s officers and directors.

54.                               Specifically, the Solicitation Statement fails to disclose the timing and nature of all communications regarding future employment and/or directorship of Arctic Cat’s officers and directors, including who participated in all such communications.

55.                               Third, the Solicitation Statement omits material information regarding potential conflicts of interest of Baird.

56.                               Specifically, the Solicitation Statement fails to disclose: (i) the amount of the fee Baird is estimated to receive in connection with its engagement on the Proposed Transaction; (ii) the amount of compensation Baird received for advising Arctic Cat on the refinancing of its existing debt through a senior secured revolving credit facility; and (iii) whether Baird has performed services for Textron in the past two years, and the amount of compensation received for such services.

57.                               The above-referenced omitted information, if disclosed, would significantly alter the total mix of information available to Arctic Cat’s stockholders.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

58.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

59.                               As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Arctic Cat’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Arctic Cat’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Arctic Cat’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Arctic Cat; and (f) disclose all material information to the Company’s stockholders.

60.                               The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

61.                               As alleged herein, the Individual Defendants have initiated a process to sell Arctic Cat that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Arctic Cat at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of Arctic Cat’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

62.                               As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class.

63.                               Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Disclosure
Against the Individual Defendants)

64.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

65.                               The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

66.                               The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

67.                               The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the Proposed Transaction, and thus are damaged thereby.

68.                               Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties
Against Arctic Cat and Textron)

69.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

70.                               Defendants Arctic Cat and Textron knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Arctic Cat provided, and Textron obtained, sensitive non-public information concerning Arctic Cat and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

71.                               As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Arctic Cat shares.

72.                               Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.                                    Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B.                                    Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.                                    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.                                    Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.                                     Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.                                      Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Date: February 15, 2017
ALTMAN & IZEK
/s/ Douglas B. Altman
Attorney for Petitioner
901 North Third Street
Suite 140
Minneapolis, MN 55402
(612) 335-3700
Attorney I.D. No. 13854X